

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 5, 2008

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re:** **China Marketing Media Holdings, Inc.**
> **Amendment No. 5 to Form 10**
> **Filed August 7, 2008**
>
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 26, 2008**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on August 14, 2008 you filed a NT 10-Q advising that you will be late in filing your 10-Q for the period ending June 30, 2008. You have yet to file the Form 10-Q within the prescribed time period permitted by NT 10-Q. Please file the Form 10-Q as soon as practicable. Also, please *consider* updating your Form 10 to reflect information presented as of your quarter ended June 30, 2008.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11
Results of Operations, page 13

2. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, under *Expenses* on page 13 stating that the significant increase of your general and administrative expenses is mainly due to the increase of rental expenses and traveling expenses only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the increase, such as an effort to increase sales in new territories has resulted in increased traveling expenses. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Form 10-KSB/A for period ending December 31, 2007 filed August 26,2008

3. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please revise your certifications to ensure that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is presented; in this regard, please remove the title of the certifying individual at the beginning of the certification.

You may contact James Allegretto, Sr. Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Attorney-Advisor, at 202-551-3225, Mara Ransom, Legal Branch Chief at 202-551-3264 or me at 202-551-3725 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director